Exhibit 99.77C

Legg Mason Cash Reserve
Trust
("Registrant")
Form N-SAR
For the Six Months Ended
February 28, 2006

Sub-Item 77C:  Matters
submitted to a vote of
security holders

A Special Meeting of
Shareholders was held on
February 24, 2006, to
approve a proposal to
liquidate, dissolve, and
terminate Legg Mason
Cash Reserve Trust in
accordance with Plans of
Liquidation and
Termination, Dissolution
and Termination, and
Liquidation,
respectively approved by
the Fund's Board of
Trustees. The reason for
the proposal to
liquidate the Fund is
that it no longer
functions as a "sweep"
investment vehicle for
the retail brokerage
clients of Legg Mason
Wood Walker, Inc. as a
result of the sale of
that firm to CitiGroup
Inc.

Shareholder Meeting
Results (share amounts
are not in thousands):

Affirmative
	109,773,606 shares
	55.089%

Against      	553,095
shares		0.278%

Abstain
	82,458 shares
0.041%